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SECURITIES AND EXCHANGE COMMISSION,
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

OSG AMERICA L.P.
(Name of the Issuer)

OSG AMERICA L.P.
(Name of the Person Filing Statement)

Common Units representing limited partner interests
(Title of Class of Securities)

671028 10 8

(CUSIP Number of Class of Securities)

James I. Edelson
General Counsel and Secretary
OSG America LLC
Two Harbour Place
302 Knights Run Avenue
Tampa, FL 33602
(813) 209-0600

(Name, Address and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

with a copy to:

Robert A. Profusek, Esq.
Andrew M. Levine, Esq.
Jones Day
222 E. 41st Street
New York, NY 10017
(212) 326-3939

This statement is filed in connection with (check the appropriate box):

  ☐The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

  ☐The filing of a registration statement under the Securities Act of 1933.

  ☒A tender offer.

  ☐None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

         Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$71,791,676.50	$4,005.98
*
For purposes of calculating the fee only. This calculation assumes the purchase of all outstanding common units of OSG America L.P., other than common units owned by OSG Bulk Ships, Inc. and Overseas Shipholding Group, Inc., at a purchase price of $10.25 per common unit, the current tender offer price. As of November 5, 2009, there were 15,004,500 common units outstanding, of which 8,000,435 are owned by OSG Bulk Ships, Inc. and Overseas Shipholding Group, Inc. As a result, this calculation assumes the purchase of 7,004,066 common units.

**
Calculated pursuant to Rule 0-11 of the Securities Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2009 issued by the Securities and Exchange Commission on March 11, 2009. Such fee equals 0.00558% of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,005.98
Filing Party:	Overseas Shipholding Group, Inc. and OSG Bulk Ships, Inc.
Form or Registration No.:	Schedule TO
Date Filed:	November 5, 2009

 INTRODUCTION

        This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by OSG America L.P., a Delaware limited partnership (the "Partnership"), the issuer of the common units representing limited partner interests (the "Units") that are subject to the Rule 13e-3 transaction. The filing person is the subject company. This Schedule 13E-3 relates to the tender offer by OSG Bulk Ships, Inc., a New York corporation ("OSG Bulk") and a wholly owned subsidiary of Overseas Shipholding Group, Inc., a Delaware corporation ("OSG" and, together with OSG Bulk, the "Bidder"), to purchase any and all Units validly tendered in response to the offer at a price of $10.25 per Unit, in cash, without interest (the "Offer Price"). The tender offer is being made upon the terms and subject to the conditions set forth in the offer to purchase, dated November 5, 2009 (the "Offer to Purchase"), and the related letter of transmittal (which, as may be amended or supplemented from time to time, together with the exhibits thereto, constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) to this Schedule 13E-3. The Offer is described in a Tender Offer Statement on Schedule TO and Schedule 13E-3 Transaction Statement (which, as may be amended or supplemented from time to time, together with the exhibits thereto, constitute the "Schedule TO") filed by the Bidder with the Securities and Exchange Commission (the "SEC") on November 5, 2009.

        Concurrently with the filing of this Schedule 13E-3, the Partnership is filing a Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") in response to the Schedule TO. A copy of the Schedule 14D-9 is filed as Exhibit (a)(3) to this Schedule 13E-3 and is incorporated by reference.

        All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A. The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Schedule TO, Offer to Purchase and/or the Schedule 14D-9 of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Schedule TO and the Schedule 14D-9, including all exhibits and annexes thereto, is incorporated by reference herein, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule TO and Schedule 14D-9 and the exhibits and annexes thereto. All information contained in this Schedule 13E-3 concerning the Partnership, OSG America LLC (the "General Partner"), OSG Bulk or OSG has been provided by such person and not by any other person.

Item 1.    Summary Term Sheet.

        The information set forth in the Offer to Purchase in "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)    Name and Address.    The information set forth in the Schedule 14D-9 in "Item 1—Subject Company Information—Name and Address" is incorporated herein by reference. The filing person is the subject company.

        (b)    Securities.    The information set forth in the Schedule 14D-9 in "Item 1—Subject Company Information—Securities" is incorporated herein by reference.

        (c)    Trading Market and Price.    The information set forth in the Offer to Purchase in "Special Factors—Summary of Financial Advisors' Presentation to the Pricing Committee—Reference Points" is incorporated herein by reference.

        (d)    Dividends.    The information set forth in the Schedule 14D-9 in "Item 4—Solicitation or Recommendation—Background of the Offer" and in the Offer to Purchase in "Special Factors—Reasons for the Offer—OSG Believes that there is uncertainty with respect to distributions" and "Special Factors—Summary of Financial Advisors' Presentation to the Pricing Committee—Reference Points" is incorporated herein by reference.

        (e)    Prior Public Offerings.    The information set forth in the Schedule 14D-9 in "Item 4—The Solicitation or Recommendation—Background of the Offer" and in the Offer to Purchase in "Special Factors—Background" and "Special Factors—Summary of Financial Advisors' Presentation to the Pricing Committee—Reference Points" is incorporated herein by reference.

        (f)    Prior Stock Purchases.    None.

Item 3.    Identity and Background of Filing Person.

        (a)    Name and Address.    The information set forth in Item 2(a) above is incorporated herein by reference. The filing person is the subject company.

        The information set forth in the Offer to Purchase in "The Offer—Section 6. Information Concerning Us and Certain of Our Affiliates" and in Annex I to the Offer to Purchase is incorporated herein by reference.

        The General Partner is a Delaware limited liability company. The address of the General Partner's principal executive office is Two Harbour Place, 302 Knights Run Avenue, Suite 1200, Tampa, Florida 33602.

        The following tables set forth the name, position and business address of each director and executive officer of the General Partner:

Name	Position	Business Address
Morten Arntzen	President & Director	See Annex I to the Offer to Purchase
Myles R. Itkin	Senior Vice President, Treasurer & Director	See Annex I to the Offer to Purchase
Robert E. Johnston	Senior Vice President & Director	See Annex I to the Offer to Purchase
Henry P. Flinter	Chief Financial Officer & Director	Two Harbour Place, 302 Knights Run Avenue, Suite 1200, Tampa, Florida 33602
Kathleen C. Haines	Director	P.O. Box 385, Cos Cob, Connecticut 06807
James G. Dolphin	Director	405 Lexington Avenue, 67th floor, New York, New York 10174
Steven T. Benz	Director	220 Spring St., Suite 500, Herndon, Virginia 20170
James I. Edelson	Secretary	See Annex I to the Offer to Purchase
Jerry Miller	Controller	See Annex I to the Offer to Purchase

        (b)    Business and Background of Entities.    The information set forth in the Schedule 14D-9 in "Item 2—Identity and Background of the Filing Persons" and in the Offer to Purchase in "The Offer—Section 6. Information Concerning Us and Certain of Our Affiliates," "The Offer—Section 7. Certain Information Concerning the Partnership" and Annex I is incorporated herein by reference.

        The information set forth in Item 3(a) above is incorporated by reference herein.

        During the past five years, neither the Partnership nor the General Partner (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

        (c)    Business and Background of Natural Persons.    The information set forth in the Offer to Purchase in "The Offer—Section 6. Information Concerning Us and Certain of Our Affiliates" and in Annex I to the Offer to Purchase is incorporated herein by reference.

        The following table sets forth the name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of the General Partner who is not included in Annex I to the Offer to Purchase. During the past five years, to the best of the Partnership's knowledge, none of the persons listed below (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. Each such individual is a citizen of the United States.

Name	Business Experience
Henry P. Flinter	Henry P. Flinter is Chief Financial Officer and a Director of the General Partner and has served as such since January 2009. Prior to serving in such capacity, Mr. Flinter served as Vice President Corporate Finance of OSG Ship Management, Inc. (a subsidiary of OSG located at 666 Third Avenue, New York, New York) since 2005 and served as Vice President, Accounting of OSG Ship Management, Inc. from 2002 to 2005.
Kathleen C. Haines
Kathleen C. Haines is a Director of the General Partner and chairs the General Partner's audit committee and serves on the General Partner's conflicts committee and corporate governance committee. Ms. Haines is a financial consultant and served as Chief Executive Officer of the transition company created following the sale of OMI Corporation (located at 1 Station Place, Stamford, Connecticut), a $2.2 billion (assets) U.S.-based international shipping company from 2007 through May 2008. Ms. Haines served as Senior Vice President, Chief Financial Officer and Treasurer of OMI Corporation for more than five years prior to 2007.
James G. Dolphin
James G. Dolphin is a Director of the General Partner and chairs the General Partner's conflicts committee and serves on the General Partner's corporate governance committee and audit committee. Mr. Dolphin has been Managing Director and President of AMA Capital Partners LLC (located at 405 Lexington Avenue, 67th floor, New York, New York), a boutique merchant bank focused on the transportation industry, since 2001.
Steven T. Benz
Steven T. Benz is a Director of the General Partner and chairs the General Partner's corporate governance committee and serves on the General Partner's conflicts committee and audit committee. Mr. Benz has been the Chief Executive Officer and President of Marine Spill Response Corporation (located at 220 Spring Street, Suite 500, Herndon, Virginia), a $450 million (assets) not-for-profit environmental company dedicated to the cleanup of petroleum and chemical spills by marine transportation companies, since 1996.

Item 4.    Terms of the Transaction.

        (a)    Material Terms.    The information set forth in the Offer to Purchase in "Summary Term Sheet," "Special Factors—Material Federal Income Tax Matters," "The Offer—Section 1. Terms of the Offer; Expiration Date," "The Offer—Section 2. Acceptance for Payment and Payment for Units," "The Offer—Section 3. Procedure for Tendering Units," "The Offer—Section 4. Withdrawal Rights," "The Offer—Section 5. Extension of Tender Offer Period; Termination; Amendment; Subsequent Offering Period" and "The Offer—Section 11. Conditions to the Offer" is incorporated herein by reference.

        (c)    Different Terms.    The information set in the Schedule 14D-9 in "Item 3—Past Contacts, Transactions, Negotiations and Agreements—Interests of the General Partner's Executive Officers and Directors" is incorporated herein by reference.

        (d)-(e)    Appraisal Rights; Provisions for Unaffiliated Security Holders.    The information set forth in the Offer to Purchase in "The Offer—Section 10. Dissenters' Rights" is incorporated herein by reference.

        (f)    Eligibility for Listing or Trading.    Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a)-(c)    Transactions; Significant Corporate Events; Negotiations or Contacts.    The information set forth in the Schedule 14D-9 in "Item 3—Past Contacts, Transactions, Negotiations and Agreements" and "Item 4—Solicitation or Recommendation—Background of the Offer" and in the Offer to Purchase in "Special Factors—Background" and "Special Factors—Conflicts of Interest and Transactions with Affiliates" is incorporated herein by reference.

        (e)    Agreements Involving the Company's Securities.    None.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (b)-(c)(1)-(8)    Use of Securities Acquired; Plans.    The information set forth in the Schedule 14D-9 in "Item 7—Purposes of the Transaction and Plans or Proposals" and in the Offer to Purchase in "Summary Term Sheet," "Special Factors—Background," "Special Factors—Effects of the Offer" and "Special Factors—Future Plans and Proposals" is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects.

        (a)-(c)    Purposes; Alternatives; Reasons.    The information set forth in the Schedule 14D-9 in "Item 4—Solicitation or Recommendation" and in the Offer to Purchase in "Summary Term Sheet," "Special Factors—Background," "Special Factors—Reasons for the Offer," "Special Factors—Effects of the Offer," "Special Factors—Conflicts of Interest and Transactions with Affiliates" and "Special Factors—Future Plans and Proposals" is incorporated herein by reference.

        (d)    Effects.    The information set forth in the Schedule 14D-9 in "Item 4—Solicitation or Recommendation" and in the Offer to Purchase in "Summary Term Sheet," "Special Factors—Reasons for the Offer," "Special Factors—Effects of the Offer," "Special Factors—Material Federal Income Tax Matters" and "The Offer—Section 10. Dissenters' Rights" is incorporated herein by reference.

Item 8.    Fairness of the Transaction.

        (a)-(b)    Fairness; Factors Considered in Determining Fairness.    The information set forth in the Schedule 14D-9 in "Item 4—Solicitation or Recommendation" and in the Offer to Purchase in "Summary Term Sheet," "Special Factors—Background," "Special Factors—Fairness of the Offer,"

"Special Factors—Certain Projected Financial Data" and "Special Factors—Summary of Financial Advisors' Presentation to the Pricing Committee" is incorporated herein by reference.

        (c)    Approval of Security Holders.    The information set forth in the Offer to Purchase in "The Offer—Section 11. Conditions to the Offer" is incorporated herein by reference.

        (d)    Unaffiliated Representative.    The information set forth in the Schedule 14D-9 in "Item 4—Solicitation or Recommendation—Opinion of Lazard Frères & Co. LLC—Financial Advisor to the Conflicts Committee" is incorporated herein by reference.

        (e)    Approval of Directors.    The information set forth in the Schedule 14D-9 in "Item 3—Past Contacts, Transactions, Negotiations and Agreements—Interests of the General Partner's Executive Officers and Directors" and "Item 4—Solicitation or Recommendation—Reasons for the Determination and Recommendation of the Committee" is incorporated herein by reference.

        (f)    Other Offers.    None.

Item 9.    Reports, Opinions, Appraisals and Negotiations.

        (a)-(b)    Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal.    The information set forth in the Schedule 14D-9 in "Item 4—Solicitation or Recommendation" and Annex A thereto and in the Offer to Purchase in "Special Factors—Background" "Special Factors—Certain Projected Financial Data" and "Special Factors—Summary of Financial Advisors' Presentation to the Pricing Committee" is incorporated herein by reference.

        (c)    Availability of Documents.    A copy of the fairness opinion of Lazard Freres & Co. LLC, dated September 24, 2009, is attached as Annex A to the Schedule 14D-9, and a copy of Lazard Freres & Co. LLC's written presentations to the Conflicts Committee made on September 24, 2009 and October 26, 2009 are attached as Exhibits (c)(2) and (c)(3), respectively, to this Schedule 13E-3.

Item 10.    Source and Amounts of Funds or Other Consideration.

        (a)    Source of Funds.    The information set forth in the Schedule 14D-9 in "Item 5—Person/Assets, Retained, Employed, Compensated or Used" and in the Offer to Purchase in "The Offer—Section 9. Source of Funds" is incorporated herein by reference.

        (b)    Conditions.    None.

        (c)    Expenses.    The information set forth in the Schedule 14D-9 in "Item 5—Person/Assets, Retained, Employed, Compensated or Used" and in the Offer to Purchase in "The Offer—Section 13. Fees and Expenses" is incorporated herein by reference.

        (d)    Borrowed Funds.    Not applicable.

Item 11.    Interest in Securities of the Subject Company.

        (a)    Securities Ownership.    The information set forth in the Schedule 14D-9 in "Item 3—Past Contacts, Transactions, Negotiations and Agreements—Interests of the General Partner's Executive Officers and Directors" and "Item 6—Interest in Securities of the Subject Company" and in the Offer to Purchase in "Special Factors—Conflicts of Interest and Transactions with Affiliates" and Annex I is incorporated herein by reference. The information set forth in Item 3(a) above is incorporated herein by reference.

        (b)    Securities Transactions.    The information set forth in the Schedule 14D-9 in "Item 6—Interest in Securities of the Subject Company" and in the Offer to Purchase in "The Offer—Section 6. Information Concerning Us and Certain of Our Affiliates" is incorporated herein by reference.

Item 12.    The Solicitation or Recommendation.

        (d)    Intent to Tender or Vote in Going-Private Transaction.    The information set forth in the Schedule 14D-9 in "Item 4—Solicitation or Recommendation—Intent to Tender" and in the Offer to Purchase in "Summary Term Sheet," "Risk Factors—OSG is not making a recommendation regarding the Offer" and "Special Factors—Fairness of the Offer" is incorporated herein by reference.

        (e)    Recommendations of Others.    The information set forth in the Schedule 14D-9 in "Item 4—Solicitation or Recommendation" and in the Offer to Purchase in "Special Factors—Fairness of the Offer" is incorporated herein by reference.

Item 13.    Financial Statements.

        (a)    Financial Statements.    The information set forth in the Offer to Purchase in "The Offer—Section 7. Certain Information Regarding the Partnership" is incorporated herein by reference

        (b)    Pro Forma Information.    Not applicable.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)    Solicitations or Recommendations.    The information set forth in the Schedule 14D-9 in "Item 5—Person/Assets, Retained, Employed, Compensated or Used" and in the Offer to Purchase in "The Offer—Section 13. Fees and Expenses" is incorporated herein by reference.

        (b)    Employees and Corporate Assets.    None.

Item 15.    Additional Information.

        (b)    Other Material Information.    The information set forth in the Schedule 14D-9 in "Item 8—Additional Information" and in the Offer to Purchase in "The Offer—Section 12. Certain Legal Matters" is incorporated herein by reference.

        The information contained in the Exhibits referred to in Item 16 below is incorporated herein by reference.

Item 16.    Exhibits.

        The following Exhibits are filed with this Statement:

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated November 5, 2009.(1)(2)
(a)(2)	Letter of Transmittal and related instructions.(1)(2)
(a)(3)	Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Partnership on November 5, 2009.(2)
(a)(4)	Notice of Guaranteed Delivery.(1)(2)
(a)(5)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.(1)(2)
(a)(6)	Summary Newspaper Advertisement to be published in The Wall Street Journal on November 6, 2009.(1)

Exhibit No.	Description
(a)(7)	Press release issued by the Partnership on July 29, 2009, entitled "OSG America L.P. Declares Regular Quarterly Distribution and Announces Sponsor's Intent to Tender for Public Units" (incorporated by reference to Exhibit 99.1 of the Partnership's Current Report on Form 8-K filed by the Partnership on July 30, 2009).
(a)(8)
Press release issued by the Partnership on September 24, 2009, entitled "OSG America Announces Increase in Proposed Tender Offer Price to $10.25 Per Unit" (incorporated by reference to Exhibit (a)(1)(i) to the Schedule 14D-9 filed by the Partnership on September 24, 2009).
(a)(9)	Cornelius P. Dukelow v. OSG America, L.P. et al., Index No. 650580/2009E, Supreme Court of the State of New York (filed September 28, 2009).(1)
(a)(10)	Balanced Beta Fund v. Morten Arntzen, et al., Case No. 09-CA-025646, Circuit Court of the 13th Judicial District, Hillsborough County, Florida (filed October 8, 2009).(1)
(b)	None.
(c)(1)	Fairness opinion of Lazard Frères & Co. LLC, dated September 24, 2009 (incorporated by reference to Annex A to the Schedule 14D-9).
(c)(2)	Materials presented by Lazard Frères & Co. LLC to the Conflicts Committee on September 24, 2009.
(c)(3)	Materials presented by Lazard Frères & Co. LLC to the Conflicts Committee on October 26, 2009.
(d)	None.
(f)	None.
(g)	None.

(1)
Incorporated by reference to the Schedule TO filed by the Bidder on November 5, 2009.

(2)
Included in materials mailed to Unitholders.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OSG AMERICA L.P.
By:	OSG America LLC, its general partner
By:	/s/ JAMES G. DOLPHIN Name: James G. Dolphin Title: Director

Date: November 5, 2009

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Calculation of Filing Fee
INTRODUCTION
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Purposes, Alternatives, Reasons and Effects.
  Item 8. Fairness of the Transaction.
  Item 9. Reports, Opinions, Appraisals and Negotiations.
  Item 10. Source and Amounts of Funds or Other Consideration.
  Item 11. Interest in Securities of the Subject Company.
  Item 12. The Solicitation or Recommendation.
  Item 13. Financial Statements.
  Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 15. Additional Information.
  Item 16. Exhibits.
SIGNATURE